

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-Mail
Glenn A. Weinman
Senior Vice President, General Counsel and Secretary
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021-1106

> **Re: American Apparel, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 30, 2011**
> **File No. 333-176547**

Dear Mr. Weinman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the large size of your resale offering, including a principal stockholder, Dynamic Power Hedge Fund, and that the shares were issued in April 2011. It appears that your offering may be an indirect primary offering, where the offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by the selling shareholders is not permissible. As a result, it appears you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Please revise the prospectus accordingly or provide us a detailed legal analysis why you believe your offering qualifies as a secondary offering. Please refer to Compliance and Disclosure Interpretations 612.09 for guidance.

<u>Selling Stockholders, page 9</u>

2.   Please disclose the control person(s) of the selling stockholders that are not natural persons. In addition, other than for Dynamic Power Hedge Fund, please revise to clarify whether any of these entities are broker-dealers or affiliates of broker-dealers.

3.   For Dynamic Power Hedge Fund, please revise your prospectus to clarify whether it purchased its securities in this offering in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities when it originally acquired the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact contact Edwin Kim at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director